UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Crane Co. Union Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of the Crane Co. Union Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 of the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and American Institute of Certified Public Accountants Statement of Position No. 94-4-1 for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Stamford, CT

July 15, 2008

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund	$29,298	$28,232
Jennison Growth Fund Z	206,567	202,765
Templeton Foreign Fund A	123,466	76,446
Lord Abbett Mid-Cap Value Fund A	88,852	83,021
American Balanced Fund A	123,902	132,011
MFS Mid-Cap Growth Fund A	—	82,697
Jennison Small Company Fund Z	3,580	1,561
Eaton Vance Large Cap Value Fund A	288,196	286,111
Dryden S&P 500 Index Fund	97,516	87,182
Stable Value Fund	752,638	712,719
AIM Cap Development I	83,365	—
Loan Fund	83,950	64,764

Total investments	1,881,330	1,757,509

RECEIVABLES:
Company contributions	1,188	1,821
Employee contributions and loan payments	4,450	6,608

Total receivables	5,638	8,429

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,886,968	1,765,938
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,265	10,247

ASSETS AVAILABLE FOR BENEFITS	$1,889,233	$1,776,185

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Contributions:
Employee	$123,293	$141,559
Company	51,101	51,388

Total contributions	174,394	192,947

Investment income:
Interest	5,402	4,841
Dividends	10,279	9,235
Net appreciation in fair value of investments	120,624	121,935

Net investment income	136,305	136,011

DEDUCTIONS:
Distributions to participants	(195,058)	(180,156)
Administrative and other expenses	(2,593)	(3,185)

Total deductions	(197,651)	(183,341)

INCREASE IN ASSETS	113,048	145,617

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,776,185	1,630,568

End of year	$1,889,233	$1,776,185

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2007 and 2006

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Crane Co. Union Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A.	General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) collective bargaining employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B.	Plan Amendments The predecessor plan was the Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998, renaming the Plan as the Crane Co. Union Savings and Investment Plan. Effective January 1, 1998, the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process. The Plan was amended effective January 1, 2003.

C.	Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D.	Participation Subject to certain conditions, U.S. collective bargaining employees of Crane Washington (effective 1998) and Sequentia (effective 2001) are eligible to participate in the Plan on the first day of the month succeeding the month after all eligibility requirements have been satisfied as established by the collective bargaining agreement.

E.	Contributions and Funding Policy Participants may elect to contribute to the Plan in whole percentages as set forth in the collective bargaining agreement. Participants who have attained age 50 before the close of the Plan Year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participants. The Company matching benefits vary by collective bargaining group and are dependent upon the terms negotiated through the collective bargaining process. In accordance with the Internal Revenue Code (the “Code”), participant pretax contributions could not exceed $15,500 in 2007 and $15,000 in 2006. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F.	Investments Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are allocated in accordance with the participant allocation elections. The Plan currently offers mutual funds, a pooled separate account, a common collective trust and the Company’s stock fund as investment options for participants.

G.	Expenses Certain plan administrative expenses are paid by the Company. Certain fees, to the extent not paid by the Company, are paid by the Plan. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

H.	Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I.	Vesting Employee contributions are 100% vested. Vesting for employer contributions is set forth in the collective bargaining agreements. Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J.	Forfeited Accounts At December 31, 2007 and 2006, forfeited nonvested accounts totaled $3,331 and $204, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2007, there were no forfeited nonvested accounts used to reduce employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $10,163 from forfeited nonvested accounts.

K.	Distributions A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.

L.	Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

M.	Participant Loans Some participants (depending upon the collective bargaining process) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate plus two percent on the first day of the Plan year. Principal and interest are paid ratably through regular payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

A.	Basis of Accounting The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B.	Investment Valuation The Plan’s investments are stated at fair value. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Stable Value Fund is a common collective trust fund that is administered by Wells Fargo Bank, N.A. (the “Bank”). The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees. The crediting rate was 5.09% at December 31, 2007. The average yield earned by the fund for the year ended December 31, 2007 was 5.24%. The Crane Co. Stock Fund is valued at the quoted market price of the Company’s common stock. The S&P 500 Index Fund is a pooled separate account that is administered by Prudential. The units of the pooled separate accounts are stated at fair value as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments. Participant loans are valued at the outstanding loan balance, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

C.	Investment Transactions and Income Recognition Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance.

D.	Payment of Benefits Benefit payments are recorded when paid.

E.	Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

F.	Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds, common stock, a pooled separate account and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

G.	New Accounting Pronouncements In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 is effective for the Plan in 2008. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. The Company is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its financial statements when such statement is adopted.

3.	INVESTMENTS

Plan investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2007 and 2006:

	2007		2006
	Shares/ Units	Fair Value	Shares/ Units	Fair Value
Jennison Growth Fund Z	10,953	$206,567	11,977	$202,765
American Balanced Fund A	6,413	123,902	6,940	132,011
Eaton Vance Large Cap Value Fund A	12,780	288,196	13,598	286,111
Dryden S&P 500 Index Fund	1,090	97,516	1,024	87,182
Stable Value Fund (1)	18,158	752,638	18,659	712,719
Templeton Foreign Fund A	9,861	123,466	n/a	n/a

(1)	The Stable Value Fund at contract value amounted to $754,903 at December 31, 2007

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

	2007	2006
Mutual Funds	$77,189	$78,667
Common Collective Trust	32,778	29,686
Pooled Separate Accounts	4,868	12,764
Common Stocks	5,789	818

	$120,624	$121,935

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the Trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2007 and 2006 were $307,663 and $291,508, respectively. These funds earned net investment income of $29,077 and $17,924 for the years ended December 31, 2007 and 2006, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2007 and 2006, the Plan held 683 and 770 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $22,954 and $23,111, respectively, and fair value of $29,298 and $28,232, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded net investment income of $6,454 and $1,311, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

5.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Code, the Committee shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to continue to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company inadvertently remitted 2006 participant contributions in the aggregate amount of $1,119 to the Trustee in 2007 which was later than required by the Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis or otherwise in accordance with applicable corrections procedures.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Statements of assets available for benefits:
Assets available for benefits per the financial statements	$1,889,233	$1,776,185
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,265)	(10,247)

Assets available for benefits per the Form 5500, at fair value	$1,886,968	$1,765,938

For the years ended December 31, 2007 and 2006, the following is a reconciliation of the change in assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Statements of changes in assets available for benefits:	$113,048	$145,617
Less:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(2,265)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	—	(10,247)
Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	10,247	—

Net income per Form 5500	$121,030	$135,370

9.	SUBSEQUENT EVENT

Effective June 19, 2008, the Plan changed its trustee and record keeper from Prudential Retirement Services to The Vanguard Group.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Crane Co. Stock Fund	Common Stock Fund	**	$29,298
*	Jennison Growth Fund Z	Registered Investment Co.	**	206,567
	Templeton Foreign Fund A	Registered Investment Co.	**	123,466
	Lord Abbett Mid Cap Value Fund A	Registered Investment Co.	**	88,852
	American Balanced Fund A	Registered Investment Co.	**	123,902
	MFS Mid-Cap Growth Fund A	Registered Investment Co.	**	—
*	Jennison Small Company Fund Z	Registered Investment Co.	**	3,580
	Eaton Vance Large Cap Value Fund A	Registered Investment Co.	**	288,196
*	Dryden S&P 500 Index Fund	Pooled Separate Account	**	97,516
	Stable Value Fund ***	Common Collective Trust	**	752,638
	AIM Cap Development I	Registered Investment Co.	**	83,365
*	Loans to Various Participants
	Loans have interest rates ranging from 6.00% to 9.25% and mature in 2008 through 2012 (32 loans outstanding).			83,950

				$1,881,330

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	The Stable Value Fund at contract value amounted to $754,903 at December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Crane Co. Union Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

/s/ Eric C. Fast
Eric C. Fast
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

July 15, 2008